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                          June 1, 2020

       Brian S. Posner
       Chief Financial Officer
       electroCore, Inc.
       150 Allen Road
       Suite 201
       Basking Ridge, New Jersey 07920

                                                        Re: electroCore, Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-238721
                                                            Filed May 27, 2020

       Dear Mr. Posner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences